Jamie S. Miller Vice President and Controller GE 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373 2444 F+1 203 373 3005 jamie.miller@ge.com

Via EDGAR

May 5, 2011

Ms. Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	General Electric Company
Form 10-K for the Fiscal-Year ended December 31, 2010
Filed 25, 2011
File No. 001-00035

Dear Ms. Ravitz:

We are responding to your comment letter dated April 6, 2011, to Keith Sherin, Vice Chairman and Chief Financial Officer of General Electric Company (“GE” or the “Company”) relating to the above document.

For ease of reference, we have repeated the Staff’s comment in bold text preceding our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7 – Management’s Discussion and Analysis, page 27

Postretirement benefit plans, page 30

1.
We note that you discuss the non-GAAP measure “operating pension costs” in this section. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K relating to the presentation of non-GAAP measures in determining that the disclosures required by that Item were not required for this measure, including the reconciliation of the non-GAAP measure to its most directly comparable GAAP measure, the disclosure of the reasons why management believes the presentation provides useful information to investors and the additional purposes for which your management uses the non-GAAP measure. Alternatively, please revise future filings to include the disclosures required by Item 10(c) for the operating pension costs non-GAAP measure and provide us with a copy of your proposed disclosure.

(1)

Response:

Effective in the first quarter of 2011, and in addition to reported results under U.S. GAAP, we began measuring the Company’s performance excluding non-service related pension costs. As a result, we began supplementing our GAAP measures of “Earnings from continuing operations, net of taxes” and the related earnings per share (EPS) with measures we refer to as “Operating earnings” and “Operating EPS”. In future filings, in accordance with Item 10(c), we will provide a reconciliation of these measures to the most directly comparable GAAP measures and disclose the reasons why we believe that these measures provide useful information to investors along the following lines.

	March 31,	March 31,
(In millions; except earnings per share)	2011	2010

Earnings from continuing operations attributable to GE	$3,414	$2,311
Less non-operating pension costs/(income), net of tax	163	(51)
Operating earnings	$3,577	$2,260

Earnings per share – diluted
Continuing earnings per share	$0.31	$0.21
Less non-operating pension costs/(income), net of tax	0.02	(0.01)
Operating earnings per share	$0.33	$0.20

Operating earnings excludes non-service related pension costs of our principal pension plans comprising interest cost, expected return on plan assets and amortization of actuarial gains/losses. The service cost and prior service cost amortization components of our principal pension plans are included in operating earnings. We believe that these components of pension cost better reflect the ongoing service-related costs of providing pension benefits to our employees. As such, we believe that our measure of operating earnings provides management and investors with a useful measure of the operational results of our business. Other components of GAAP pension cost are mainly driven by market performance, and we manage these separately from the operational performance of our businesses. Neither GAAP nor operating pension costs are necessarily indicative of the current or future cash flow requirements related to our pension plan. We also believe that this measure, considered along with the corresponding GAAP measure, provides management and investors with additional information for comparison of our operating results to the operating results of other companies.

Financing Receivables, page 51

2.
We see the discussion in note (f) on page 53 that 24% of your secured Consumer non-U.S. residential mortgage portfolio includes loans with introductory below market rates that are scheduled to adjust at future dates. These financial receivables permit interest-only payments or have terms that resulted in negative amortization.

•
Please separately quantify for us the portion of nonearning receivables and, if available, the allocated allowance for losses associated to this group of financial receivables at December 31, 2009 and 2010.

•	Tell us the amount of gross charge-offs you recorded for this portion of the non-U.S. residential mortgage portfolio during the fiscal years ended December 31, 2009 and 2010.

(2)

Response:

In the table below, we advise the Staff of the nonearning financing receivables and the gross write-offs related to the above-referenced portion of our non-U.S. residential mortgage portfolio.

	At December 31,
(in millions)	2010	2009

Nonearning financing receivables	$1,019	$1,426

	Year ended December 31,
	2010	2009

Gross write-offs	$80	$120

The allocated reserve for this portion of our non-U.S. residential mortgage portfolio is not separately available as the allowance for losses is collectively evaluated by each portfolio.

Impaired Loans – Debt, page 58

3.
We note from your disclosure on page 59 that the primary reason for Real Estate specific reserves not increasing proportionately to the increase in impaired Real Estate loans at December 31, 2010 was primarily due to an increase in TDRs that are expected to be fully recoverable based on the value of the underlying collateral and are performing in accordance with their modified terms. Having noted on page 60 that your TDRs relating to Real Estate increased to $4.9 billion at December 31, 2010 from $1.1 billion at December 31, 2009, or $3.8 billion, and having noted on page 59 that impaired Real Estate loans expected to be fully recoverable increased to $3.0 billion at December 31, 2010 from $1.3 billion at January 1, 2010, or $1.7 billion, it would appear that a large portion of the TDRs relating to Real Estate required a specific reserve at the 2010 year-end.

•	Tell us the other factors that resulted in Real Estate specific reserves not increasing proportionately to the increase in impaired Real Estate loans at December 31, 2010.
•
Discuss the reasons for the significant increase during 2010 in TDRs relating to Real Estate and impaired Real Estate loans expected to be fully recoverable and explain to us why specific reserves were not required for these loans under U.S. GAAP as of December 31, 2010

•
Explain to us the underlying contributing factors and circumstances that resulted in TDRs at December 31, 2010 having higher underlying collateral values as compared to the underlying collateral values associated with the TDR population at December 31, 2009.

(3)

Response:

We advise the Staff that the higher level of Real Estate troubled debt restructurings (TDRs) at December 31, 2010 was primarily attributable to the amount of loans scheduled to mature during 2010 ($10.6 billion), some of  which were modified during 2010 and classified as TDRs upon modification. The substantial majority of these TDRs have reserves determined based upon collateral value, and we provide a comparative analysis of the loan to value (LTV) ratios for Real Estate TDRs in the table below:

	Real Estate Troubled Debt Restructurings

(Dollars in millions)	At December 31,
	2009	%	2010	%

Less than 80%	$61.1	6%	$310.7	6%
80% – 95%	206.4	19	1,636.5	34
Greater than 95%	820.5	75	2,919.1	60
Total	$1,088.0	100%	$4,866.3	100%

Our specific reserves on TDRs increased from $118 million at December 31, 2009 to $437 million at December 31, 2010, and increased as a percent of TDRs with LTV ratios greater than 95% from 14.4% at December 31, 2009 to 15.0% at December 31, 2010.  Although we experienced an increase in TDRs in 2010, in many situations these loans did not require a specific reserve as collateral value adequately covered our recorded investment in the loan, as illustrated in this table.  While these modified loans had adequate collateral coverage, we were still required to complete our TDR classification evaluation on each of the modifications, without regard to collateral adequacy.

We deem loan modifications to be TDRs when we have granted a concession to a borrower experiencing financial difficulty and we do not receive adequate compensation in the form of an effective interest rate that is at current market rates of interest given the risk characteristics of the loan.  The limited liquidity in the commercial real estate market for loans with higher loan-to-value (LTV) ratios has typically resulted in modifications of higher LTV loans being deemed TDRs.   The higher return requirements for such loans and the limited market lending activity in 2010 has typically led us to conclude that the modified terms are not at current market rates of interest, even if the modified loans are expected to be fully recoverable.

Item 8 – Financial Statements and Supplementary Data, page 86

Note 8. Goodwill and Other Intangible Assets, page 128

4.
We note the disclosure here and on page 113 related to the sale of BAC Credomatic during the fourth quarter of 2010. We see that prior to completing the sale; you acquired the remaining 25% interest in BAC and as a result of the sale, recorded a gain of $780 million within discontinued operations. Please describe for us in appropriate chronological detail, your accounting for the acquisition of the remaining interests in BAC beginning on June 25, 2009 which increased your ownership from 49.9% to 75%, through the acquisition of the remaining 25% interest in the fourth quarter of 2010 along with a reconciliation of the final $780 million gain recorded. Please refer to the appropriate authoritative literature which supports your conclusions.

(4)

Response:

We advise the Staff that we initially acquired a 49.9% interest in BAC Credomatic (“BAC”) in July 2005 and accounted for this interest under the equity method in accordance with ASC 323-10. The remaining interest in BAC of 50.1% was held by BAC Credomatic Holding (BCH). A shareholders agreement between us and BCH entered into as part of the 2005 transaction provided us with a call option from BCH and BCH with a put option to us with respect to a 25.01% interest in BAC, which was exercisable in July 2009. Furthermore, this shareholder agreement also provided a similar call and put option for the remaining 25% interest in BAC held by BCH, which was executable from July 2012 through July 2013. The redemption price of the option on the 25.01% interest was based on a formula of 10 times annualized profit before tax, on trailing average of annualized 24 months profit before tax immediately prior to the acquisition date of June 25, 2009. The price of the option on the remaining 25% interest was based on a formula of 11 times annualized profit before tax, on trailing average of immediately preceding annualized 24 months profit before tax.

In June 2009, our interest in BAC increased to 75% following the acquisition of a 25.01% interest in BAC through BCH’s exercise of the options included in the July 2005 shareholders agreement. At the same time in June 2009, we amended the shareholders agreement between us and BCH and among other changes, were provided the right to transfer any or all of our shares to a third party without consent from BCH. In the event of such transfer, we also had the right to either require BCH to also transfer its remaining interest to the third party or directly acquire BCH’s remaining shares for the greater of the per share price paid by the third party or an amount based on a similar predetermined formula.

Following the June 2009 transaction, we consolidated BAC given the controlling financial interest from our direct ownership of a majority voting interest (i.e., 75%). In accordance with ASC 805, we recognized 100% of the goodwill, identifiable net assets, and non-controlling interest at fair value and re-measured our previously held 49.9% interest in BAC. We recognized a pre-tax gain in earnings of $343 million ($216 million after-tax) in the quarter ended June 30, 2009. We recorded goodwill of $1,605 million in connection with this acquisition.

We also considered the options related to the non-controlling interest to determine if they should be accounted for separately from the non-controlling interest or as part of the non-controlling interest. We concluded that the options were not within the scope of ASC 480 as they could not be sold independent of the shares and therefore such options were not freestanding financial instruments. We then concluded that the embedded options should not be bifurcated and accounted for separately under ASC 815 as the options failed to qualify as derivatives (either independently or collectively) as there was no net settlement mechanism. We accounted for the non-controlling interest in accordance with ASC 810 and accreted it to its redemption value under ASC 480-10-S99-3A through a charge to retained earnings. Such subsequent periodic adjustments totaling $67 million pre-tax through December 9, 2010 to the non-controlling interest (which were insignificant in any individual period) were also reflected in our calculation of earnings per share following the two-class method referred to in ASC 480-10-S99-3A and ASC 260. At September, 30, 2010, our redeemable non-controlling interest related to BAC totaled $753 million and was reported as an Other Liability in our Statement of Financial Position as it, coupled with our other redeemable non-controlling interests of $232 million, were not considered to be material for separate reporting as mezzanine equity.

(5)

In July 2010, we signed a share purchase agreement with a third party for the sale by us of a 100% ownership interest in BAC for cash, subject to certain significant conditions precedent to the closing. In conjunction with this agreement, we issued notification to BCH of our intention to exercise our call option to purchase the remaining 25% ownership interest (the non-controlling interest) in BAC held by BCH under the terms of the existing shareholder agreement. The call option would be exercised simultaneously with the sale of our 100% interest to a third party. These transactions closed in December 2010 and resulted in us recognizing an after-tax gain of $780 million, which was recorded in discontinued operations.

We accounted for the disposal of BAC in December 2010 as the disposition of a business, as defined under ASC 805-10-65-1. As the disposition of BAC constituted the sale of a portion of a reporting unit, we were required to allocate goodwill of the reporting unit to the carrying value of BAC in determining the gain on disposal in accordance with ASC 350-20-35-52 through 53. The difference between the goodwill balance resulting from the 2009 transaction, which resulted in our consolidation of BAC, and the goodwill allocated to the carrying value of BAC upon its disposal in December 2010, was $1,083 million.

With respect to our purchase of the 25% non-controlling interest from BCH, we recognized the difference between the consideration paid and the carrying amount of the non-controlling interest as an equity transaction (increase to equity of $43 million after-tax), in accordance with ASC 810-10-45-23.

We recognized an after-tax gain of $780 million in earnings on the sale of our interest in BAC, as presented below.

(in millions)

Proceeds (cash received)	$1,920
Book value of investment, excluding goodwill	(877)
Allocated goodwill	(522)
Other transaction costs	(29)
Pre-tax gain	492
Taxes	288
After-tax gain	$780

Note 13. All Other Liabilities, page 147

5.
We note your disclosures in the last paragraph of this note that states that “Uncertainties about the status of laws, regulations, technology and information related to individual sites make it difficult to develop a meaningful estimate of the reasonably possible aggregate environmental remediation exposure; these costs could differ from our current estimates.” As noted in paragraphs 3 and 4 of ASC 450-20-50 where an exposure of loss exists in excess of the amount accrued, you are required to disclose either (i) the possible loss or range of loss in excess of the amount accrued; or (ii) a statement that an estimate of the loss cannot be made. Please revise this note in future filings to provide the required disclosure.

(6)

Response:

We advise the Staff that we will update our environmental disclosure in future filings to include the following.

“We are involved in numerous remediation actions to clean up hazardous wastes as required by federal and state laws. Liabilities for remediation costs exclude possible insurance recoveries and, when dates and amounts of such costs are not known, are not discounted. It is reasonably possible that our environmental remediation exposure will exceed amounts accrued. However, due to uncertainties about the status of laws, regulations, technology and information related to individual sites, such amounts are not reasonably estimable.”

6.
We note your discussion in the Legal Proceedings section on page 21 regarding the various legal and litigation matters. However, we note that you did not provide disclosures related to these matters in the notes to your financial statements. Please tell us how you considered the guidance in ASC 450 (formerly SFAS 5) in determining that disclosure as it relates to these legal and litigation matters were not required.

Response:

We considered the guidance in ASC 450 in determining that we were not required to disclose in our financial statement footnotes the legal proceedings we separately disclosed in Item 3 on pages 21-22 of our Form 10-K for the period ended December 31, 2010. Below we analyze each of the legal proceedings disclosed in Item 3 according to the framework set forth in ASC 450 and the applicable accounting literature. At the outset, however, we believe it is important to note that the disclosure standards and objectives for material legal proceedings under Item 103 of Regulation S-K are different than the standards and objectives of loss contingency disclosure under ASC 450, as recently acknowledged by the staff of the Division of Corporation Finance. 1

Item 103 of Regulation S-K, like MD&A,2 serves as an early warning disclosure system for legal matters, such that a legal proceeding may be disclosed long before any estimate may be made about its potential outcome or potential impact, if any, on the company’s financial statements. Under Item 103, we consider such factors as the type of proceeding involved (criminal or civil), the parties to the proceeding (the government, private plaintiffs, executives, directors or shareholders) and the nature of the allegations in determining whether disclosure is appropriate. Unlike Item 103, ASC 450 seeks accrual and disclosure of loss contingencies based on whether a loss is probable and/or reasonably estimable, as well as its potential effect on the financial statements. ASC 450 typically requires disclosure at a later stage in the development of a case than Item 103.

1 See Center for Audit Quality SEC Regulations Committee September 21, 2010 Joint Meeting with SEC Staff Highlights.  “Mr. Carnall also commented that the loss contingency disclosure requirements of GAAP and Item 103, Legal Proceedings, of Regulation S-K have different objectives.  Mr. Carnall observed that attempts to satisfy both objectives through an integrated set of disclosure often result in lengthy factual recitations rather than focusing on the underlying loss contingency, the related exposure and the likelihood of a loss.”

2 Current Accounting and Disclosure Issues in the Division of Corporation Finance, November 30, 2006, “the need to discuss such matters in MD&A will often precede any accounting recognition when the registrant becomes aware of information that creates a reasonable likelihood of a material effect on its financial condition or results of operations, or when such information is otherwise subject to disclosure in the financial statements, as occurs when the effect of a material loss contingency becomes reasonably possible.”

(7)

The Critical Accounting Estimates section of our MD&A provides information about our application of the guidance in ASC 450, which we used to determine whether the legal proceedings disclosed in Item 3 of the 2010 Form 10-K should be disclosed in the footnotes to our financial statements. Additionally, we note that ASC 450 only requires disclosure of an item if it is material to the financial statements or if we believe the financial statements would be misleading without such disclosure (ASC 450-20-50-1). We do not believe that any of the legal proceedings disclosed in Item 3 are contingencies with respect to which the Company may incur a material loss, and therefore none of them are disclosed in the financial statements. We evaluated each of the legal proceedings disclosed in Item 3 as follows:

•
Guaranteed Investment Contracts (first and second paragraphs of Item 3). The legal proceedings disclosed in the first and second paragraphs of Item 3 relate to the same subject matter – allegations of anti-competitive behavior by former employees of two of the Company’s subsidiaries that issued Guaranteed Investment Contracts. The Company has established a loss accrual for this matter. We do not at present believe that the loss or the nature of the matter has, or will have, a material effect on the Company’s financial statements and therefore have not included related disclosure in the financial statement footnotes.

•
As for the matters disclosed in the second paragraph of Item 3, the Company is of the view that a loss is reasonably possible, but that the Company cannot reasonably estimate the amount of the loss. Since we do not expect any loss to be material, we did not provide additional disclosure in the financial statement footnotes.

•
Shareholder Securities Class Action Complaints (the third, fourth and fifth paragraphs of Item 3). The Company is of the view that the possibility of a loss in any of these proceedings is remote. Under ASC 450, there is no further obligation for accrual or disclosure when the probability of loss is remote.

•
Shareholder Derivative Action (the sixth paragraph of Item 3). The Company is of the view that the possibility of a loss in this proceeding is remote. Under ASC 450, there is no further obligation for accrual or disclosure when the probability of loss is remote.

•
Homer City Matter (the seventh paragraph of Item 3). This proceeding was disclosed in furtherance of Instruction 5.C. to Item 103 of Regulation S-K as an environmental legal proceeding potentially involving sanctions of $100,000 or more and to which a governmental authority is a party. But for Instruction 5.C., the Company would not have disclosed this proceeding in Item 3 because it does not otherwise satisfy recognized standards of materiality for disclosure. Although the probability of a loss in this proceeding is reasonably possible, we cannot reasonably estimate the amount of such loss. In any event, however, we do not expect the loss to have a material effect on the Company’s financial statements. Since we do not expect any losses to be material concerning this matter, we did not provide additional disclosure in the financial statement footnotes.

While we acknowledge that Item 103 disclosure and ASC 450 accruals and disclosure can overlap in certain circumstances, in many cases a disclosure made pursuant to Item 103, may not be reflected in the financial statements or footnotes pursuant to ASC 450. Based upon the foregoing, we respectfully submit that the Item 3 disclosures in the Company’s Forms 10-K for 2009 and 2010 are not required to be disclosed in the financial statement footnotes.

(8)

Investments in Unconsolidated Variable Entities, page 184

7.
We note your discussion of your deconsolidation of Penske Truck Leasing Co., L.P. (“PTL”) in the first quarter of 2009 which you attribute in part to your resulting minority position on the PTL advisory committee and related changes in contractual rights. To help us better understand your role in PTL before and after the sale of the 1% interest in PTL as well as your conclusions that at December 31, 2010 you were not required to consolidate PTL, please refer to ASC 810-10-25-38A and ASC 810-10-25-44, and provide the following:

•	Describe to us the structure of PTL.
•	List each activity that impacts PTL’s economic performance.
•
For each activity, provide us with the party (e.g., the sole general partner, a simple majority of the members in the Advisory Committee, a super majority of the members in the Advisory Committee, GECC or PTLC) that has the power to direct that activity.

•	For each activity, provide us with your assessment as to which ones most significantly impact PTL’s economic performance.
•
Provide us with the party that has the power to authorize capital expenditures. If there are different parties for different tranches of capital spending authorization, please list those parties out separately by tranche.

•
Provide us with the party that has the power to authorize or incur indebtedness for borrowed money on PTL’s behalf. If there are different parties for different tranches of debt authorization, please list those parties out separately by tranche.

•	Describe in detail the protective rights you retain as an equity or debt investor.
•	Describe the process under which you do have the ability to remove the parties currently making the decisions that most significantly impact the economic performance of PTL.
•	Highlight for us, in your response to each bullet above, any changes that occurred between the end of the first quarter of fiscal 2009 and December 31, 2010.
•
Tell us how you considered the above information in your accounting analysis when concluding that you are not the primary beneficiary, and you do not have the power to direct the activities that most significantly impact the economic performance of PTL and you have no obligations to absorb losses or rights to receive benefits that could potentially be significant to PTL.

Response:

Penske Truck Leasing Co., L.P. (PTL) is a limited partnership formed in 1988 between Penske Truck Leasing Corporation (PTLC) and a direct wholly-owned subsidiary of General Electric Capital Corporation (GECC), which in turn is a wholly-owned indirect subsidiary of General Electric Company.  PTLC is the sole general partner of PTL.  The limited partners of PTL are direct and indirect wholly-owned subsidiaries of GECC, direct and indirect subsidiaries of PTLC, and Penske Automotive Group, Inc. (PAG) (collectively the “Limited Partners” and collectively with the General Partner the "Partners").

PTLC is an indirect wholly-owned subsidiary of Penske Corporation, which is privately held. PAG is a publicly traded automotive retailer in the United States and its largest stockholder is Penske Corporation or entities affiliated with Penske Corporation, which owned approximately 40% of PAG’s outstanding shares of common stock at March 12, 2009.  Roger S. Penske is the Chairman of the Board of Penske Corporation, PTLC and PAG.  Mr. Penske has been a member of General Electric Company’s Board of Directors since 1994.

(9)

At December 31, 2010, PTL was owned approximately 41.1% by PTLC, 9.0% by PAG and 49.9% by GECC.

PTL has two major divisions: truck leasing (including rental) and logistics management. Through organic growth and acquisitions, PTL’s truck leasing division has a fleet of more than 200,000 vehicles across North America.  PTL’s logistics division operates 350 locations, manages an estimated 17.2 million square feet of warehousing space worldwide and provides contract carriage services.  PTL employs approximately 19,000 associates worldwide and its annual revenue is approximately $4 billion.

PTLC is the sole general partner of PTL and as such is responsible for all operations of PTL, subject to certain limits described below.  While it cannot do things such as admit additional partners (subject to some limited exceptions) or amend the partnership agreement, the general partner has broad powers in the management of the business of the joint venture, limited only by the requirement it seek consent of an Advisory Committee to take certain actions3.  The Advisory Committee is composed of three PTLC designees and two GECC designees, and the most important actions requiring advisory consent, the adoption of the annual budget and the appointment of PTL officers, require only a simple majority, giving PTLC the ability to control those matters.  Certain matters do require a super majority consent, thus giving GECC a veto right in order to protect its minority interest.  As further described below, GECC also has certain protections as a lender that provide it with the power to deny consent to certain actions, but those protections do not exceed the protections that would be obtained by an arm’s length lender.

To assist PTLC in fulfilling its responsibilities, it has delegated management of business activities to PTL senior management. As the PTL general partner, PTLC has in effect the unilateral power to appoint, compensate and terminate PTL senior management subject to applicable law, employment contracts and the compliance policies of PTL.  A change in compensation arrangements for services of Roger S. Penske does, however, require GECC’s consent.

The operating activities conducted by PTL management include: developing the annual budget and business plan, and managing all operating and financing activities and risks (e.g., financing volume, lease pricing, vehicle inventory pricing, interest rate and customer credit). No GECC employees are seconded to PTL, and the only decision-making roles performed by GECC with respect to the conduct of the business relate to matters that are within the purview of the Advisory Committee to approve or veto.

The Advisory Committee of PTL consults with and advises PTLC with respect to the business of PTL in addition to the Advisory Committee’s role in approving certain actions of the general partner. With one exception, the Advisory Committee has no power to direct the general partner, only a right to approve (and hence to veto) actions proposed by PTLC.  The one exception is that the Advisory Committee may require a substitution of PTL’s auditors (by a simple majority if the substitute auditors are Deloitte LLP or KPMG LLP and by a super majority if another firm).

3 PAG appoints a non-voting observer to the Advisory Committee, who is entitled to certain notices and information.

(10)

The matters that require only consent of a simple majority of the Advisory Committee and therefore are in the control of PTLC include:

(a)	Adoption of the annual budget
(b)	Changing PTL’s policies relating to credit approval levels
(c)	Appointing PTL’s officers
(d)	Commencing certain litigation (with other litigation left to the discretion of the general partner)
(e)	Substituting independent auditors if the new auditors are Deloitte LLP (PTL’s current auditors) or KPMG LLP (GE’s current auditors)

Certain actions require approval of a super majority of four, thus giving GECC a veto. This veto is designed to provide GECC with minority protective rights in respect of its limited partnership investment. Matters requiring super majority consent are those that would involve a substantive change to PTL’s design, operations or relationship with Mr. Penske.  Super majority votes are required for:

(a)	Incurring debt in excess of $50 million, but debt solely in connection with financing of the acquisition of vehicles in the ordinary course is left to the general partner’s discretion
(b)	Granting liens. However, granting liens in connection with the financing of the acquisition of vehicles by PTL is again left to the general partner’s discretion
(c)	Changing PTL’s compliance policies
(d)	Changing PTL’s name
(e)	Changing accounting policies
(f)	Determining the basis and elections used in the preparation of tax returns
(g)	Conducting certain acquisitions of stock and equity, but many acquisitions where the principal assets are vehicles and many smaller acquisitions are left to the discretion of the general partner
(h)	Changing the character of the business from the business conducted as of March 26, 2009
(i)	Making distributions to the Partners not expressly authorized by the partnership agreement
(j)	Changing the compensation arrangements with respect to Roger S. Penske’s services
(k)	Substituting PTL’s independent auditors if the new auditors are not Deloitte LLP or KPMG LLP.

As mentioned, the Advisory Committee is composed of three PTLC designees and two GECC designees.

The rights listed above that GECC has retained through the requirement for approval by four members of the Advisory Committee are minority protections in nature, as they do not provide GECC with the ability to effectively participate in significant financial and operating decisions that would be expected to be made in the ordinary course of PTL’s business.  Furthermore, as a limited partner or lender under the revolving credit or letter of credit and guaranty facilities, GECC does not have the contractual right to remove PTLC as the general partner.

The combination of matters that require approval of a simple majority of the Advisory Committee and matters that do not require any action by the Advisory Committee gives PTLC the power to direct matters that most significantly impact the activities of PTL, including but not limited to activities that impact PTL’s economic performance.  Activities of PTL that we considered to impact its economic performance are presented in the table below.  For each activity, PTLC is the party with the power to direct the activity, except debt financing and strategic acquisition activities for which in certain limited circumstances a super majority of the Advisory Committee is required, thereby providing GECC with power to block those activities in those circumstances.

(11)

Activities affecting the economic performance of PTL	Party with the power to direct the activity

Vehicle purchases(a)	PTLC
Vehicle leasing(a)	PTLC
Vehicle rental(a)	PTLC
Vehicle maintenance	PTLC
Logistics management	PTLC
Strategic acquisitions	PTLC/Advisory Committee
Access to debt financing(a)	PTLC/Advisory Committee

(a)	Activity considered significantly impacting PTL’s economic performance.

In addition to its limited partnership interest, GECC provides a $7.5 billion revolving credit facility to PTL.  GECC also provides letter of credit and guaranty facilities not to exceed $600 million outstanding at any one time.  The revolving credit agreement contains covenants which are typical in loan agreements of this character, including negative covenants, agreements of PTL not to do certain things, as well as affirmative covenants, the breach of which would be grounds for acceleration of the debt and enforcement of GECC’s rights as a lender.  Certain of the covenant restrictions cover matters that also require super majority votes by the Advisory Committee.

Negative covenants in typical negotiated loan agreements generally start with broad restrictions, but the express exceptions usually give a borrower the ability to conduct its business without undue interference from its lender.  The negative covenants in the Revolving Credit Agreement include limitations on additional indebtedness for borrowed money, prohibition on liens, limitations on investments, no sales of assets other than in the ordinary course of business, limitations on distributions to partners, prohibitions on fundamental changes to PTL or its businesses, limitations on transactions with affiliates and limits on sale leaseback transactions.

 The affirmative covenants include a requirement to maintain a fixed charge coverage ratio, the provision of financial statements and other information, maintenance of PTL’s existence, material rights and franchises and continuation of its business, maintenance of its permits, rights and privileges, maintenance of insurance, maintenance of books and records, providing access to GECC to PTL’s books and records, compliance by PTL with laws and payment of its obligations.

Events of Default include various payment defaults with respect to money owing to GECC and its affiliates, breaches of the covenants and representations and warranties (with some requiring notice and an opportunity to cure), certain defaults in payment under obligations to parties other than GECC, bankruptcy and similar events, the sale or transfer of all or substantially all of the assets of PTL, certain events related to multiemployer pension plans and the dissolution or termination of PTL.

There were no changes made to the Partnership Agreement or partnership interests between the end of the first quarter of 2009 and December 31, 2010.

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Analysis under ASU 2009-17

ASU 2009-17 did not amend ASC 810-10-25-43(c), accordingly we still considered the economic interests of Mr. Penske, as a related party, as part of our economic interests for purposes of determining whether substantially all of PTL’s activities involved or were conducted on our behalf. As the relationship between GECC and PTLC, inclusive of Mr. Penske continuing in his role as a GE Director, did not change from the transaction in the first quarter of 2009 to January 1, 2010, we concluded that PTL remained a variable interest entity under ASC 810-10-15-14 upon adoption of ASC 2009-17 on January 1, 2010.

ASU 2009-17 amended ASC 810-10-25-38, removing the quantitative exposure to expected losses test and replacing it with a qualitative test focused on power and exposure to potentially significant losses or benefits.

To determine which party involved with PTL was the primary beneficiary, we evaluated PTL using the criteria of ASC 810-10-25-38A to determine if PTLC, GECC or PAG individually had the power to direct the activities that have the most significant impact on the economic performance of PTL and either the obligations to absorb losses or rights to receive benefits that could potentially be significant to PTL.

As noted above, we concluded that PTLC (the general partner) was the party that had the power to direct the activities of PTL that most significantly affected its economic performance. As discussed above, GECC has certain protective rights attached to its limited partnership interests and cannot unilaterally remove PTLC as the general partner. The revolving credit facility agreement between PTL and GECC contains certain protective rights commonly found in such agreements.

Both PTLC and GECC have the obligation to absorb losses or rights to receive benefits that could potentially be significant to PTL through their partnership interests, and GECC is exposed to additional losses through the revolving credit agreement and letter of credit and guaranty facilities to the extent of the funds it has advanced to PTL at any time and indirectly through its holding of non-voting preferred stock of PTLC as described below.

Since only PTLC meets both of the revised primary beneficiary criteria of ASC 810-10-25-38A, we determined that it was PTLC who had a controlling financial interest in PTL and should therefore continue to consolidate the entity.  Accordingly, we continued to account for our limited partner interest in PTL under the equity method of accounting as we did prior to January 1, 2010.

Additionally, had it been necessary to apply the criteria in ASC 810-10-25-44, we would have  concluded as we did under FIN46R that PTLC was the entity within the related party group that was most closely associated with PTL.

8.
We note on page 184 that GECC continues to provide loans under long-term revolving credit and letter of credit facilities to PTL. In addition, on page 47 of your Definitive Proxy Statement filed March 14, 2011, you say that GE Capital and its subsidiaries provide funding to PTL under terms and conditions which are the same as or no less favorable than those extended to GE Capital’s wholly owned operating subsidiaries.

•	Describe to us the terms of your long-term revolving credit and letter of credit facilities to PTL.

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GECC and PTL are parties to a revolving credit agreement, dated March 26, 2009, which amended and restated prior agreements.  The current agreement is scheduled to terminate upon the dissolution of PTL. PTL’s partnership agreement provides for the dissolution of PTL on December 31, 2018, unless the partners agree to extend the partnership or certain events occur that would terminate it earlier. PTL may borrow amounts up to $7.5 billion if (i) it is in compliance with its representations, warranties and covenants and (ii) no event of default has occurred. Events of default under the revolving credit agreement include, but are not limited to, principal payment defaults, interest payment defaults, other payment defaults, covenant breaches, bankruptcy filings and sale or other transfer of all or substantially all of the assets of PTL.

The revolving credit agreement provides that borrowings will be provided at interest rates and on other terms and conditions that are the same as or no less favorable to PTL and its subsidiaries than would be provided if PTL were a wholly-owned subsidiary of GECC. Under this agreement, GECC has charged interest rates to PTL based on GECC’s cost of funds. GECC has the option to change interest rates and revise other terms and conditions following either (i) June 30, 2013 or (ii) a reduction of GECC’s and its affiliates’ interests in PTL below 30% of PTL’s issued partnership interests. If GECC exercises this option, the revolving credit agreement provides that market interest rates and terms for an independent borrower similarly situated to PTL would apply to all existing and future borrowings. The revolving credit agreement provides that the determination of market interest rates and terms would include consideration of PTL’s credit rating, financial condition and performance, prospects, assets and liabilities. If GECC and PTL do not agree on the market interest rates and terms, all outstanding indebtedness becomes due and payable.

Until June 30, 2013, GECC has the option under the revolving credit agreement to cause PTL to issue debt or preferred equity to refinance its outstanding borrowings. Such issuances are required only if PTL is able to obtain both an investment grade corporate, unsecured, long-term debt rating on a stand-alone basis and an investment grade rating on the debt instrument. The terms of any such refinancing would be subject to the prior approval of PTLC, as general partner of PTL, such approval not to be unreasonably withheld.

GECC and PTL are also parties to an agreement, dated June 30, 2006 and amended March 31, 2007 and March 26, 2009 (the “credit support agreement”), in which PTL has the right to request GECC to approve and issue letters of credit, guarantees, and other types of credit support obligations to third parties up to a limit of $600 million. PTL is obligated to indemnify GECC for any losses or expenses incurred under any letter of credit, guarantee or other credit support obligation. If GECC exercises its option to change the interest rates and other terms under the revolving credit agreement, market terms, conditions and rates would apply to the credit support obligations issued under the credit support agreement. If GECC and PTL do not agree on market rates and terms, the credit support agreement would terminate and PTL would be required to provide cash collateral with respect to each outstanding letter of credit, guarantee or other type of credit support obligation.

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•	Tell us how the terms and conditions of GE Capital’s funding agreements with PTL differ from those provided to unrelated third party customers.

GECC’s funding agreements with PTL differ from those provided to unrelated third party customers in several respects. GECC evaluates each lending relationship with a third party customer based on many factors, including, but not limited to, the customer’s credit rating, financial condition and performance, prospects, assets and liabilities and GECC’s existing exposure to such customer, as well as profitability of the transaction to GECC. Depending on these considerations, and the size and structure of the transaction, GECC may require that the customer pledge collateral to support the transaction. Interest rates are based on the factors referenced above and are greater than GECC’s cost of funds. GECC provides PTL with loans that have interest rates based on GECC’s cost of funds. GECC does not have the right to require PTL to pay market interest rates or conform to market terms unless and until GECC exercises its option to change existing rates and terms, as described above.

GECC provides a service to third party customers by which it issues letters of credit to beneficiaries on behalf of such customers. A third-party customer typically has a loan outstanding with GECC. The availability amount of such loan is reduced by the amount of any letter of credit issued. GECC charges processing fees and fees for any undrawn amounts under the letters of credit. If a letter of credit is drawn by the beneficiary and is not repaid immediately by the customer, GECC typically has the option to either convert the drawn amount into a loan or call a default under the loan agreement. GECC may charge default interest to the third-party customer. In addition, most third party customers are required to provide collateral to support their loans and letters of credit. Under the credit support agreement between GECC and PTL, no fees are charged to PTL and no collateral is provided by PTL. The availability of credit support obligations is separate from the availability of borrowings under the revolving credit agreement. If GECC exercises its option to change the rates and terms under the revolving credit agreement, market terms, conditions and rates would also apply with respect to the credit support obligations issued under the credit support agreement. If the credit support agreement is terminated, PTL is required to cash collateralize such obligations.

•
Describe and quantify for us the amount of each of your investments in Penske held entities (e.g., PTLC, Penske Corporation, and Penske Automotive Group), Roger Penske, or other entities related to Penske held businesses or Roger Penske as of December 31, 2010. Similarly, quantify your transactions with Penske held entities during 2010.

GECC and its subsidiaries own 49.9% ($935 million as of December 31, 2010, excluding loans and advances of $4,855 million) of the partnership interests in PTL and $38 million of mandatorily redeemable non-voting preferred stock in PTLC. In addition, GECC is one of several limited partners (including Penske held entities and other third parties) in two private equity funds (Transportation Resource Partners LP and Transportation Resource Partners LP III). As of December 31, 2010, GECC had a $13.7 million investment in five portfolio companies of Transportation Resource Partners LP and a $0.75 million investment in one portfolio company of Transportation Resource Partners LP III. The general partner of each of these private equity funds is in each case a Penske related entity, and Roger S. Penske is one of several members of the management committee of the general partners of each of these funds. Neither GE nor GECC has any other ownership or investment interests in Penske held entities (e.g., PTLC, Penske Corporation, and Penske Automotive Group), Roger S. Penske or other entities related to Penske held businesses or Roger S. Penske.

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In the ordinary course of business, GE and its subsidiaries have purchased from or provided goods and services to various Penske held entities. GE and its subsidiaries have also entered into financing agreements (other than the revolving credit agreement) and servicing arrangements with Penske held entities. Payments under these transactions represent less than 2% of each of GE’s and Penske Corporation’s 2010 consolidated revenues. All transactions were conducted on an arm’s-length basis.

•
Tell us how you considered the amounts and terms of the loans and guarantees provided by GE Capital to PTL as well as your investment in and transactions with Penske held entities in the analysis on which you based your conclusions that you are no longer the primary beneficiary and you are not required to consolidate PTL. Specifically, explain how you considered ASC 810-10-25-38G and 810-10-25-44 in your assessment.

ASU 2009-17 significantly changed how related parties (including de facto agents) are considered when evaluating which party is the primary beneficiary of a variable interest entity. Individual parties within a related party group are now required to first separately consider whether there is a single party in the related party group that meets both the power and losses and benefits criteria on its own as though no related party relationship existed.  If one party within the related party group meets both these criteria, that party is the primary beneficiary of the VIE and no further analysis is needed. Prior to ASU 2009-17, all related party relationships were aggregated as one and if the related party interests as a group were exposed to a majority of the entity’s expected losses and/or expected residual returns, the provisions of paragraph ASC 810-10-25-44, prior to amendment by ASU2009-17, were applied to determine which party within the related party group was the primary beneficiary.

In considering whether GECC as a single partner was the primary beneficiary as defined by ASC 810-10-25-38A, we considered the provisions of ASC 810-10-25-38G given the disproportionality between our obligation to absorb loss through our limited partnership interest in PTL, revolving credit facility and letter of credit and guaranty facilities and our lack of power to direct the activities of PTL that most significantly impact its economic performance.  As noted in our response to your comment #7, the revolving credit facility and letter of credit and guaranty facilities only provide GECC with protective rights, and none of the other relationships described previously in this response provides us with substantive participating rights in PTL, or the power to direct, notwithstanding GECC’s economic interest.

Since PTLC as a single party has both characteristics of ASC 810-10-25-38A(a) (power to direct) and ASC 810-10-25-38A(b) (obligation to absorb losses), and is therefore the primary beneficiary of PTL, the analysis we had been required to perform, prior to the effective date of ASU 2009-17, using the provisions of ASC 810-10-25-44 (related party tie-breaker) was no longer needed.  Accordingly we continued to account for our limited partner interest in PTL under the equity method of accounting as we did prior to January 1, 2010.

9.
Please revise future filings to include all the disclosure outlined in ASC 810-10-50-4 for your unconsolidated investment in PTL and provide us with your proposed disclosure. In addition, with a view towards your future disclosure address the following:

•	Tell us your maximum exposure to loss as a result of this investment in PTL, how that maximum exposure was determined, and the significant sources of your exposure to PTL.
•
Compare the carrying amounts of assets and liabilities related to PTL to your maximum exposure to loss, providing us with both qualitative and quantitative information to allow us to understand the differences between the two amounts.

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•	Describe any liquidity arrangement, guarantees, or other commitments by third parties that may affect the fair value or the risk of your variable interest in PTL.

Response:

We advise the Staff that our revised maximum exposure to loss as a result of our investment in PTL was $8,821 million at December 31, 2010. This amount was determined as the carrying value of our investments plus unfunded commitments related to loans under long-term revolving credit and letter of credit and guaranty facilities to PTL.

In our 2010 consolidated financial statements, we had previously included unfunded amounts related to the revolving credit facility and letter of credit and guaranty facilities in amounts disclosed in Note 22, Financial Instruments (Loan commitments - unused revolving credit lines) and Note 25, Commitments and Guarantees (Credit support), respectively, as the facilities are contingent upon being drawn upon under the terms of the agreements. In future filings, we will revise our computation of our maximum exposure to loss from PTL to include these unfunded amounts.

In future filings, we will revise the tabular disclosure of our investments in unconsolidated VIEs, along the following lines.

	At March 31, 2011			At December 31, 2010
(in millions)	PTL	All other	Total	PTL	All Other	Total

Other assets and investment securities	$6,126	$4,937	$11,063	$5,790	$4,585	$10,375
Financing receivables – net	–	2,210	2,210	–	2,240	2,240
Total investments	6,126	7,147	13,273	5,790	6,825	12,615
Contractual obligations to fund
investments or guarantees	600	3,113	3,713	600	1,990	2,590
Revolving lines of credit	2,119	–	2,119	2,431	–	2,431
Total	$8,845	$10,260	$19,105	$8,821	$8,815	$17,636

We are not aware of any liquidity arrangement, guarantees, or other commitments by third parties that may affect the fair value or the risk of our variable interest in PTL.

Part III, page 194

Item 11. Executive Compensation, page 194

10.
We refer to your disclosure under the caption “Compensation Discussion and Analysis” starting on page 21 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the actual dollar amount of the bonus, and the number of shares underlying the equity grants, awarded to each named executive office for 2010 was determined. In your future filings, as applicable, please include substantive insight and analysis as to how your compensation committee made its bonus and stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the compensation committee determined the actual dollar amount to award each named executive officer as a bonus and the number of shares underlying the equity grant that was awarded to each named executive officer and how and why those awards varied among the named executive officers.

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Response:

As explained on page 25 of the Company’s 2011 Proxy Statement, except with respect to our long-term performance awards and the PSUs granted to our CEO, both of which depend on achieving specific quantitative performance objectives, the Management Development and Compensation Committee (the “MDCC”) does not use formulas in determining the amount and mix of compensation. Thus, the MDCC uses discretion in its compensation decision and evaluates a broad range of both quantitative and qualitative factors, including reliability in meeting financial and growth targets, performance in the context of the economic environment relative to other companies, a track record of integrity, good judgment, the vision and ability to create further growth and the ability to lead others.

The evaluation of a named executive’s performance against his stated objectives plays a significant role in awarding the discretionary annual cash bonus and also contributes to a determination of overall compensation. For 2010, the named executive officers’ performance against their stated objectives is described in detail on pages 22 through 24 of the 2011 Proxy Statement. For annual equity incentive awards, the MDCC primarily considers a named executive’s potential for future successful performance and leadership as part of the executive management team, taking into account past performance as a key indicator.

As described on page 24 of the 2011 Proxy Statement, our discretionary annual cash bonus and equity incentive compensation are determined with the prior year’s award or grant serving as an initial basis for consideration. After an assessment of a named executive’s past performance, and expected future contribution to the Company’s results, as well as the performance of any business or function he leads, the MDCC uses its judgment in determining the amount of bonus or equity award and the resulting percentage change from the prior year. We incorporate current-year, past and expected performance into our compensation decisions, and percentage increases or decreases in the amount of annual compensation therefore tend to be more gradual than in a framework that is focused solely or largely on current-year performance.

The relative change in our discretionary annual cash bonus and equity incentive compensation tend to be similar for the named executive officers because, as described on page 25 of the 2011 Proxy Statement, the MDCC primarily evaluates the named executives’ contributions to the Company’s overall performance rather than focusing only on their individual business or function. The MDCC believes that the named executives share the responsibility to support the goals and performance of the Company, as key members of the Company’s leadership team. While this compensation philosophy influences all of the MDCC’s compensation decisions, it has the biggest impact on annual equity incentive awards.

Form 8-K filed January 31, 2011

11.
We see that on January 28, 2011, you closed the transaction transferring control of NBC Universal, Inc. to Comcast Corporation. Based on the disclosures provided on page 38 of your Form 10-K, it appears the disposition of NBC Universal may meet the significance tests described in Instruction 4 to Item 2.01 of Form 8-K and Rule 1-02(w) of Regulation S-X for a significant disposition. Please provide us the calculations that support your conclusion that pro forma financial information as prescribed by Item 9.01(b) of Form 8-K was not required.

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Response:

With regard to the significance test described in Instruction 4 of Item 2.01 of Form 8-K and Rule 102(w) of Regulation S-X related to the disposition of NBC Universal (NBCU) to Comcast Corporation, we have included below the income test calculation that supports our conclusion that pro-forma financial information as prescribed by item 9.01(b) of Form 8-K was not required.

In accordance with Articles 1 and 11 of Regulation S-X and FRM 2025.2, the amounts used for this calculation was derived from the December 31, 2009 Form 10-K, as this was our most recently completed fiscal year as of January 28, 2011, the date of the disposition.

The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

GE income from continuing operations before income taxes (a) - $20,055 million
NBCU income from continuing operations (b) - $1,901 million
NBCU income from continuing operations before income taxes as a percentage of GE income from continuing operations before taxes – 9.48%

(a)
Derived based on the 5 year average of income from continuing operations before income taxes (excluding amounts attributable to non-controlling interests) as 2009 income was more than 10% less than the 5 year average.

(b)	Based on income from continuing operations before income taxes (excluding amounts attributable to non-controlling interests) related to the legal entities sold.

In connection with your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions regarding this matter, please contact me.

GENERAL ELECTRIC COMPANY

/s/ Jamie S. Miller

Jamie S. Miller
Vice President – Controller and Chief Accounting Officer

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
D. A. Warner, III, Chairman, Audit Committee
B. B. Denniston, Senior Vice President and General Counsel
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel
W. J. O’Mara, Partner, KPMG LLP

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